SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated October 12, 2006, regarding the new organizational model in Spain and in Latin America.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, October 12, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, planta baja, City of Buenos Aires in compliance with the provisions of section 23 of the Regulation of Bolsa de Comercio de Buenos Aires.

               In that respect, please be informed that yesterday Telefónica S.A. presented the new organizational model in Spain and in Latin America. The main purpose of this integrated regional management model is to reinforce the country hub as a key functional center in order to strengthen the leadership and closeness to our clients in the region.

               Within the framework of this turnaround, Mr. Mario Eduardo Vázquez stated that he would anticipate his retirement as President of Telefónica de Argentina S.A. foreseen for late 2006, and that he would continue in the group as a member of the Council of Telefónica Latinoamérica and other affiliates.

               Please notice that Telefónica S.A. has announced that it intends to appoint Mr. Eduardo Caride as Telefónica Executive President in Argentina and Uruguay through its representatives and once the relevant legal dealings have been carried out.

               Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: October 13, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel